ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 21, 2022

Angela Jaimes

T + 1 617 951 7591

Angela.Jaimes@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Alison T. White

Re:	Proxy Statement of JOHCM Funds Trust (File Nos. 811-23615 and 333-249784) (the “Trust”) on Schedule 14A filed on October 14, 2022

Ladies and Gentlemen:

On October 19, 2022, Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to George Raine and myself of Ropes & Gray LLP, counsel to the Trust, in connection with the Staff’s review of a preliminary proxy statement and proxy card (the “Preliminary Proxy Statement”) for a special meeting of shareholders of each series of the Trust (together, the “Funds”), pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, filed on October 14, 2022.

The Staff’s comments, together with the Funds’ responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Preliminary Proxy Statement.

1.	Comment: On Page 1 of the Notice of Special Meeting of Shareholders, please present the tabular form of the Proposals as required by Item 22(a)(3)(ii) of Schedule 14A.

Response: The Proposals have been presented in tabular form. Based on additional discussion with the Staff we have revised the table such that the applicable Funds for each Proposal are identified in a new column.

2.

Comment: Please provide the name, address, and principal occupation of each principal executive officer and each director or general partner of the Adviser and the Subadviser, as required by Item 22(c)(2) of Schedule 14A.

Response: The information has been provided for each executive officer and director of the Adviser and the Subadviser. Neither the Adviser nor the Subadviser has any general partners.

- 2 -	October 21, 2022

3.

Comment: Where there is a discussion of reimbursement in the section of the Preliminary Proxy Statement entitled “PROPOSAL 1: APPROVAL OF THE NEW INVESTMENT ADVISORY AGREEMENT” please disclose whether fees waived by the Adviser under the Terminated Advisory Agreement will be subject to recapture under the Interim Advisory Agreement and/or the New Advisory Agreements.

Response: The Trust confirms that fees waived pursuant to the current expense limitation agreement and the Terminated Advisory Agreement will be subject to recoupment after the Interim Advisory Agreement and/or New Advisory Agreement is in place for each Fund.

The referenced discussion will be revised as follows in the definitive proxy statement (new language denoted by underline):

An expense limitation agreement is currently in place between the Trust, on behalf of each of the Funds, and the Adviser, pursuant to which the Adviser has contractually agreed to limit the amount of each Fund’s Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted principles)) to the annual rates listed below. That agreement is in effect through at least January 28, 2023, and will automatically continue upon annual approval by the Board for successive twelve-month periods unless it is terminated earlier by the Trust or the Adviser upon written notice. The Adviser is permitted to recover, on a class-by-class basis, expenses it has borne subsequent to the effective date of the agreement described above (whether through reduction of its management fee or otherwise) only to the extent that a Fund’s expenses in later periods do not exceed the lesser of: (1) the contractual expense limit in effect at the time the Adviser waives or limits the expenses; or (2) the contractual expense limit in effect at the time the Adviser seeks to recover the expenses: provided, however, that the Fund will not be obligated to reimburse the Adviser any such reduced fees and expenses more than three years after the date on which the fee and expense was reduced. The Adviser’s ability to recover such amounts will be unaffected by the Closing and by the adoption of New or Interim Advisory Agreements.

4.

Comment: In the section of the Preliminary Proxy Statement entitled “PROPOSAL 2: APPROVAL OF THE NEW SUB-ADVISORY AGREEMENT”, there is a discussion about how the Base Subadvisory Fee will be reduced pro rata by the Adviser pursuant to a contractual waiver arrangement. Please further clarify the disclosure or consider including an example of the calculation to better explain the contractual arrangement.

- 3 -	October 21, 2022

Response: The following example of how the Subadviser’s monthly fee is calculated will be added in the definitive proxy statement: “By way of example, assuming a 0.65% Base Subadvisory Fee and a 0.80% Contractual Advisory Fee for a Fund, if the Adviser should waive fees or reimburse expenses for the Fund by 0.05% on an annual basis, the fee owed to the Subadviser hereunder (expressed as an annual percentage of the Fund’s average daily net assets) would be calculated as: 0.65% – [(0.65%/0.80%) * 0.05%].”

5.

Comment: In the section of the Preliminary Proxy Statement entitled “BOARD EVALUATION AND ADDITIONAL INFORMATION ON THE PROPOSALS”, there is a statement that, with respect to the Transaction, the Trustees “considered key risks associated with the Funds and ways in which those risks were expected to be mitigated”. Please describe those risks and how they are being mitigated.

Response: We have removed the referenced disclosure and believe that the applicable section already adequately identifies the risks discussed by the Board, mainly the risk of personnel changes due to the Transaction and the loss of certain key employees, and describes mitigation efforts that are being taken.

6.	Comment: Please confirm supplementally that Item 22(c)(10) of Schedule 14A does not apply.

Response: The Trust confirms that Item 22(c)(10) does not apply.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at (617) 951-7591.

Sincerely,

/s/ Angela Jaimes
Angela Jaimes

cc:	Jonathan Weitz, President of the Trust

Mary Lomasney, Secretary of the Trust

Dave Lebisky, CCO of the Trust

George B. Raine, Ropes & Gray LLP